NEWS RELEASE

June 7, 2006

Trading Symbol: TSX: RNG

 Amex: RNO

Rio Narcea Announces Board Changes

Toronto, Ontario - Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or "the Company") announces that at its Annual General Meeting of Shareholders held on June 6th, 2006 the following directors were re-elected: Chris I. von Christierson, Anthony Bloom, Clifford J. Davis, David N. Murray, Rupert Pennant-Rea, and Hugh Snyder.  In addition, Eric Schwitzer was elected as a director of the Company. Mr. von Christierson has been appointed Chairman of the Board, and Mr. Anthony Bloom will act as Board Lead Director.

Mr. Eric Schwitzer (55) of Vancouver, British Columbia is Managing Partner of Enterprise Capital Management Inc. He was previously Senior Vice President, Strategic Development, Westcoast Energy Inc. and Managing Director, Investment Banking of Scotia Capital.  Mr. Schwitzer serves on the boards of directors of Pitchstone Exploration Ltd, SNP Health Split Corp., SNP Split Corp, and Northwest Upgrading Ltd. He is also a trustee of Espirit Energy Trust and Versacold Income Fund. Mr. Schwitzer obtained a Bachelor of Science degree in Mathematics from McGill University in 1972 and earned a Masters of Science degree in Management from the Massachusetts Institute of Technology in 1975.  He is a Chartered Business Valuator

Rio Narcea would like to thank the retiring directors John Hick, Alberto Lavandeira, and Juan Herrero Abelló, for the past valuable contributions they have made to the board.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania. The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain and gold at it's at El Valle and Carlés projects in northern Spain. Closure of the northern Spanish gold mines is planned for by the end of 2006. Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

Forward-looking Statements
This press release may contain certain "forward looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

Omar Gomez
C.F.O.
Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

Michelle Roth
Roth Investor Relations, Inc.
Tel. +1 732 792 2200
Email: michelleroth@rothir.com

Web Site: www.rionarcea.com